

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

April 1, 2010

Jan Carlson
Chief Executive Officer
Autoliv, Inc.
World Trade Center
Klarabergsviadukten 70, SE-107 24
Stockholm, Sweden

> **Re:** **Autoliv, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 19, 2010**
> **File No. 001-12933**

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed February 19, 2010
Risk Factors

1.      We note the statement that "In addition to the factors affecting specific business operations identified in connection with the description of these operations and the financial results of these operations elsewhere in this Report, what we currently believe to be the most significant factors affecting our operations are described in our Annual Report on pages 40-43 in the annual report and below."

All material risks should be discussed in this section.  If risks are not deemed material then they should not be mentioned.  Please confirm that in future filings you will remove this language and discuss all material risks in this section.

Exhibits

2.      Your certifications under Item 601(b)(31) of Regulation S-K appear to include modifications from the standard language.  We note that you have replaced the phrase "financial reporting" with "financing reporting" in paragraph 5(b).  In future filings please revise these certifications to include the language of paragraph 5(b) of Item 601(b)(31) of Regulation S-K.

Schedule 14A Proxy Statement filed March 23, 2010
Board Leadership Structure and Risk Oversight, page 9

3.      We note that you have elected to provide negative disclosure in response to Item 402(s) of Regulation S-K.  In future filings, if you continue to provide this disclosure please follow the standards provided in the Item.  For example you discuss whether the "design and operation of your incentive compensation arrangements" "might encourage inappropriate risk-taking that could have a material adverse effect on the company."  Item 402(s) contemplates a different analysis, discussing the extent that risks arising from a registrant's compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jan Carlson
Autoliv, Inc.
April 1, 2010
Page 3

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc:    Corporate Headquarters
       Fax: +46 (8) 411 7025